Filed by ION Acquisition Corp 2 Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ION Acquisition Corp 2 Ltd.

Commission File No.: 001-40048

This filing relates to the proposed merger involving ION Acquisition Corp. 2 Ltd. (“ION”) with Innovid, Inc. (“Innovid”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 24, 2021.

The following is the Innovid Analyst Day Transcript, which was made available on October 22, 2021.

Analyst Day Presentation Transcript

●	Mark Roberts, Managing Director, The Blueshirt Group
●	Zvika Netter, Co-Founder and CEO, Innovid
●	Tal Chalozin, Co-Founder and CTO, Innovid
●	Jessica Hogue, General Manager, Measurement and Industries, Innovid
●	Tanya Andreev-Kaspin, CFO, Innovid

Mark Roberts, Managing Director, The Blueshirt Group:

Okay. Hello, everyone. We’ll give people a minute to cycle into today’s presentation. Alright. It looks like we’ve got a good audience. Why don’t we kick it off. Hello everybody and thank you for coming to Innovid’s Analyst Day. My name is Mark Roberts, I head up Blueshirt’s capital markets effort and couldn’t be more pleased to be here today to share with you for the Innovid Analyst Day. We’ve got a great lineup of speakers and content and we’ve got a good audience that I can see on here. Before I hand you over to the team, let me share some housekeeping details, and then share with you some safe harbor language. After that, I’ll introduce the team and the agenda and then we’ll be off to the races. On the housekeeping front. Today’s formal presentation will be about 55 minutes and we plan to have about an hour of q&a. There are a couple of ways we can go down the q&a. The first and most simplistic is if you hear something during the presentation, we won’t be taking questions during the presentation. So if you hear something and you don’t want to forget your question, feel free to send an email to me Mark@Blueshirtgroup.com or my colleague, Annie Rosenberg. His email is Annie@Blueshirtgroup.com. I imagine that for most of you, you’ll use the hand raise function, which you see at the bottom of the screen. We will do our best to get everybody’s questions answered. With that, let me just share with you some safe harbor language of governance today’s event specifically,

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Legal Disclaimer:

The information discussed today is qualified in its entirety by the form S-4 that’s been filed by ION Acquisition Corp 2 Limited and may be accessed on the SEC’s website, including the exhibits. Statements made during this call that are not statements of historical facts constitute forward looking statements that are subject to risks, uncertainties and other factors that could cause our actual results to differ from historical results and or from our forecasts. These risks, uncertainties, and other factors include those set forth in the previously mentioned S-4 and the form 8-K filed by Acquisition Corp to with the SEC and the exhibits there too. For more information please refer to the risks, uncertainties and other factors discussed in ION Acquisition Corp 2 Limited’s SEC filings. All cautionary statements that we make during this presentation are applicable to any forward looking statements we make whenever they appear. You should carefully consider the risks, uncertainties, and other factors discussed in the SEC filings. You should not place undue reliance on forward looking statements which we assume no responsibility for updating. With that safe harbor language shared let me take a moment to just introduce today the speakers and the agenda that will guide today’s event. So presenting today we are fortunate to have Zvika Netter, Co-founder and CEO of Innovid, Tal Chalozin Co-Founder and CTO of Innovid, Tanya Andreev-Kaspin, the CFO, and Jessica Hogue, who is the GM of Measurement at Innovid. I haven’t highlighted the team’s vocational bios, but for those of you who read this slide, you can see that the team is highly experienced in evidence of a broad and deep management team. So with regards to today’s agenda, it’s going to be organized around a broad overview of Innovid and its position in the CTV landscape, the company’s go to market strategy, the technology platform underpinning their financial success, financials, and then as I mentioned, we have about an hour for q&a. So with that, let me turn it over to Zvika Netter, Co-Founder and CEO of Innovid.

Zvika Netter, Co-Founder and CEO, Innovid:

Thanks, Mark, so much, and thank you everybody, for joining us. I have to say on a personal note, I’ve been, we’ve been at it for 14 years and coming here into the New York Stock Exchange building for the first time as a company that’s in the process for going public makes me extremely proud of what we’ve done, of the team, our partners, our investors, and hopefully soon we’ll have you as part of the family, the Innovid family as analysts that have a relationship with us. So again, thanks for taking the time. We started the company about 14 years ago with a key understanding and focus in that looking into the future, our realization, this was the early YouTube days, ‘06 or ‘07 - it was that one day everything is going to be delivered through an IP, all video. So given sufficient bandwidth, you could have a HD image on an 80 inch screen all L going through the Internet. And then we stepped back and went, so if that’s the future, what’s going to be disrupted, where’s the opportunity? So we decided to focus on television for several reasons. It’s a massive, massive industry and specifically TV advertising. It’s a $200 billion annual industry from just the media perspective. And when you look at the TV ecosystem, once the IP infrastructure changes to connected TV, which means the television is connected to the internet delivered through the IP, the idea is that most things stay the same. So the TV’s still the same physical device in somebody’s living room, it’s the same audience usually, it’s the same screen, one side of it is connected through cable, satellite over the air broadcast, the other side connected through a Roku, or Samsung TV, or Xbox, to the internet. But the content is mostly the same premium content, the ads are exactly the same at this point. And so a lot of things are the same. What’s changing is the delivery mechanism that both creates certain challenges for brands, but also allows for new features and technologies to be introduced. Now, the exciting part of this is that this transition is being driven by user adoption momentum, and not by the advertiser saying let’s move money to CTV because it’s exciting. They are doing it, but they’re doing it first and foremost because the consumers are switching at scale. And what’s accelerating that, so consumers are already doing it, what’s scaling it beside COVID obviously as you know has pushed some of these trends extremely fast, is the variability of devices. So constantly, there are more and more devices, even now Walmart is releasing an OTT/CTV device. To enable the consumption of content, all TVs for the last couple of years have been enabled smart TVs. You have platforms like HBO, opening up to advertising and allowing people to pay less to consume content, theatrical content, things like Wonder Woman 84 was available first through streaming and even now with HBO you can see theatrical live at the time of release, and also NFL rights by Amazon. You’re gonna see more and more trends that will push people and encourage people to connect their TVs into the internet. Even things like Disney+, some of the things I mentioned are what’s called SVOD, subscription-based. So the key is for our business to grow, it doesn’t have to be advertising based, the connection. So the first reason that you connect would be to watch movies with Disney+, but once you’ve connected your screen to the internet, you never go back, it’s connected. So you start installing YouTube and Amazon and other applications that are our ad base.

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So in that future world where everything runs over the internet,what things will be disrupted for the advertising business? We saw four areas that are going to be disruptive, and decided to ideally dominate three of them and leave one of them intact. So alright, just a quick note that currently the estimate is about 10% of that budget, you know, 5-10% of that budget is going through CTV, so we’re still in the early days, but that piece is already in the billions of dollars. And so that’s a lot of money. And that creates, again, opportunity and challenges for brands. So it’s important to say at this point that we’re focusing on what’s defined as the buy side where the money starts to flow, right? The big brands, the P&G’s, the Chrysler’s, the Pfizer’s, the GSK’s, the Toyota’s, the big TV advertisers, and seeing from their perspective what’s going on. They’ve been buying television for 80 years, in a certain way, filming tapes and sending them sometimes through FedEx, to a TV station or via the internet or sending, and then going to play golf or doing something else. It was a very simple way to do things, and very scalable, but not super efficient. So what’s changing now with the internet, is that the creative does not need to be shipped anywhere, it’s hosted centrally on the cloud, in this case, on our servers, encoded by us, hosted by us, they can change it in one place. And that will be broadcast from a single place to everybody else. The second thing, so it’s an entire workflow is changing, because it’s centralized. And it’s a one on one communication rather than broadcast to everybody, every single person every different time could get us different signals. So I could see different versions of the Toyota ad if it’s in the morning, if it’s in New Jersey, or the west coast. If it’s a family with kids or a single single person, you can get different creatives into ad buys now. You can add interactivity to have purchasing options, getting more content, etc. So that’s the creative layer. And the last piece is measurement. TV measurement is dominated by a company called Nielsen, which I’m sure you all know, it’s what’s called panel based. Because it’s a broadcast you sample a small subsection of the population and you extrapolate, you assume, what would happen. What are considered as ratings and GRPs, etc. In IP, not only that, you don’t need to do that, you have a very accurate measurement of the purse per stream. You know how long it lasted, you know, the IP, the screen, the operating system, the application. So there’s a lot of information available. Still, the industry needs vendors like us and others to come up with the solutions and create new agreements on a new currency. So the three major areas of disruption of opportunity, and upside, the fourth one is media buying and selling, which is actually the area that most of the vendors in the ad tech industry focused on. Because it’s a lot of money, it’s $200 billion. We made a strategic decision from day one, to never touch media. Never to buy, sell or represent. We’re not a DSP, we’re not an SSP, we’re not an ad network, and we will never be because it allows us to focus only on technology. So the fourth piece we’ll discuss more later. It’s something that most of the industry is focusing on, and we’re enabling that in partnering with them. But it’s absolutely a big no no for Innovid, to touch and make a cent out of media.

So based on these three major disruptions, we built the platform to take care of all that for the world’s largest advertisers, and became the leading independent ad delivery and measurement platform for connected television.

So before we dive a little bit more to explain where we fit in the industry, a little bit about the team, we’re now 400 people strong. We just this year grew more than 100 people from January until now. So we’re growing very, very fast. We have offices all around the world, we are headquartered here in New York, Union Square not far from here. But we have offices across the US, Latin America, Asia, Europe, we’re now in the process of going live in China, and we basically deliver CTV ads in every corner of the world. Now, a lot of our clients are global also. So we’ll get to it later but we’re building, while we’re US focused and heavy currently, you can see we’re building a large global infrastructure because TV is everywhere and CTV will be everywhere. The US is ahead of everybody, but the change is happening in every corner of the world similar to smartphones. We are very, people focused-first, we have very unique values and a very unique culture that we’re very proud of. We’ve won a lot of awards for this, and great ratings, which allows us to hire really great talent. I have to say now that we announced we’re going to go public that it became even easier, and we are approached by really great people from the industry. We have great investors that work with us until this point including Sequoia, Goldman Sachs and others.

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So let’s switch to talk about the platform. We thought it would be valuable, and through this process we’ve been asked a lot of questions, and we wanted to, the key component here is where exactly we fit. This is, advertising technology can be a complex ecosystem and CTV is a relatively new industry that is evolving. The benefit, there’s a ton of money in it, there’s a lot of money and it’s expected massive growth is going to continue for a long time because the money is moving from linear. The money is already there. What is it that we do exactly? So the most core functionality, what we call the core platform, is the ability to host the creative, deliver it to a screen, and then measure what happened. So let’s say if Mark, our partner here, turns on Hulu and watches some shows and it’s time for a Toyota ad. Toyota happens to be a client of Innovid. The ad itself is not hosted by Hulu, it’s actually hosted on the Innovid cloud and Innovid platform. It sits there and waits. And then Hulu goes okay I needed the Toyota ad, there’s a pixel there that’s pointed to Innovid. They call us and say, stream the ad. So we don’t send it to them, we actually physically stream it to the Samsung TV who’s watching and as we’re streaming on the other side, we’re collecting data. All the relevant available, approved data that we can collect: IP location, screen size, operating, what app he’s running and anything else. So this cycle is at the core of our platform, delivering all the ads and measuring for every single one of our clients. In the aggregate, it’s about an average of 1 billion TV ads a day that we deliver on screens all around the world. If you put all those ads together, you get more than 300 years worth of video streamed a day. So this is very complicated, this is full HD, tons of specs and Tal’s going to talk about it soon, it’s a very significant uptake into making sure that the quality of this across all these devices and apps looks great. So that’s in a nutshell, what we do. But how we interact with the rest of the industry is where it gets a little bit more complex. And that’s the media industry, right.

So in the middle of all of this, there are many players that at the end of the day are gunning for those $200 billion dollars, the several layers, but they’re all making money out of the media and looking to make money. So there’s the device layer. That’s the device that has one leg, either it’s the TV itself or something that connects to the TV. There are the publishers, the content owners, the content aggregators, that usually install apps on those platforms. And then the way that the media is being bought and sold, it’s either through a direct buy, and that’s kind of the classical way of buying television, it’s still how most of the media is being bought, we estimate between 70-80 percent, this way. So it’s a deal between the brand, through an agency of course, but through let’s say, Toyota, and NBC and Toyota and CBS, what used to call the upfronts, newfronts, and a portion of it, 20-25% at this point, is programmatic meaning that it’s traded in real time. It’s important to say that we cover everything, so I’ll add a few logos in here to help us contextualize this.

So and of course, several vendors try and develop themselves across the stack and do what some people refer to as a walled garden. So if you look at Google, they have Chromecast, they also even have Android TV, they have an operating system for televisions, they have Chromecast, they have YouTube, which is the content, they have an SSP, and a DSP, and they actually have an ad server called DoubleClick. And that’s our competition. It’s not appearing here, because it’s not a partner of ours. That’s DoubleClick, but everybody else we partner with. So that will be considered as a wildcard and the device levels. Of course, you have Roku competing with Google, Roku, FireTV, Apple TV, Vizio, Samsung, XBox, anything that you can connect with. Walmart was introduced in the past, PlayStation, that’s a device layer. What device manufacturers found is that there’s actually way more money in media, then in data and media than in, in consumer electronics. And that’s why all of them are in the media, either content, or media aggregation and sales business. The apps, Hulu, Peacock, YouTube, ESPN aggregate like to be a Roku TV channel. There are hundreds and 1000s of apps similar to an app ecosystem on phones, this is on smart TV. The difference is there are way more devices and way more operating systems than on mobile. So it’s an extremely complex ecosystem. And then we get to the programmatic side, that gets a lot of attention. And some great companies upgrade, like the Trade Desk and Magnite that are independent of Google and focus on CTV and they see great growth, they are either representing media, that’s the SSP working with publishers or buying media, like the Trade Desk representing buyers, right. And everybody on this echo system, we’re actually partners of anybody. So let’s give a quick example of how a use case may look like in this detailed ecosystem.

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I thought it was clear for the image, but I’ll just make sure it’s understood here that our platform sits on top of everything, we have the complete view of everything. Innovid is not blocked from any environment or platform. We can deliver, we can measure across everything you see on the screen, and everything that resembles, so we have a complete view. So we can, let’s say find, like Toyota, we can deliver 100% of their creative into 100% of where the audience is and where they buy media and collect the data back. Okay, so that includes what people refer to as a walled garden, and obviously, Google, but there’s other walled gardens in the making, and we expect to have four to six to seven of them on Amazon. And there are more, I don’t want to get into that. But there’s plenty of them. You can look at platforms like Comcast and AT&T and even Roku gearing up for acquisition to build an entire stack. We expect that it totally makes sense because they want to lock as much money as possible. At the same time, the clients, the P&G’s, the Toyota’s, need a platform that will make sense of all this. It’s impossible for them to work with 20-30 different technologies at the same time. So how does this work? If it’s a programmatic situation, let’s assume, again, let’s pick Mark again. Now you have an Amazon Fire TV connected to your TV, you turn it on to watch ESPN, there’s an opportunity for an ad call. And that goes through programmatic and sells it ahead of time to Toyota. Then they put it in the exchange through let’s say, in this case, DoubleClick for publishers, the traders in the name of Toyota, buy this impression. And then when they buy it, they don’t have the creativite, they ping Innovid and say - okay, now your turn. So this entire transaction of acquiring media in real time, targeting the data, the pricing 100% we don’t even know, we’re not even aware, we don’t touch it by design. We’re staying away from we’re not making decisions where the media will run, how much money it’s going to be worth. What’s the value of it, we’re not touching it with a stick on purpose because that will make us a competitor and a threat to anybody on this axis. So we’re staying away from it, but once we’re pinged, we take control and we are delivered into Mark’s TVs with a Fire TV. We’re streaming directly, we don’t stream to the traders to the WiFi, we stream directly into the screen and measure directly from the screen. So the data, the most amount of data comes to us. And the most amount of control in terms of delivery is in our hands. Let’s say there’s another impression now, the same advertiser Toyota, but now it’s Mark or some kid who turns the XBox on and is watching Peacock. And that’s actually a direct buy. And now this again, managed by Peacock, not by Innovid. They call us when it’s time for the Toyota ad. And then we deliver into that screen. So we cover both programmatic and direct buys, and in a way, so that every single campaign can run across all hundreds of types of permutations between apps and devices. That’s what makes it extremely complex, but also what makes a powerful, extremely powerful platform extremely powerful, because we support all of it. That’s what we’ve been working with for 14 years to make sure we integrate with every device and every screen and every app, and every SSP, and every DSP, and every agency and every BI platform, to make sure that our clients, the largest TV advertisers, have full control and efficiency in the process and full understanding of what happened.

To highlight that you can see press releases from the last couple years where we actually partnered, because if you think about it from everybody in the media, as a CTV media business Innovid is some sort of blessing, it’s good. So let me go one slide back, just to explain, if the alternative for the infrastructure will be Google DoubleClick that there are the more prominent ad servers out there. They also own the media assets. They also own the DSP, they’re also an SSP. So in a way, they’re competing with anything in the media space. And so are other players in this ecosystem, they’re a threat and they’re competing, even direct and programmatic have competition between them, there’s more money in direct, more efficiency maybe in programmatic. So while they work with everybody, they also try to be as independent and strong as their past. But since we’re not touching any of that, the industry is happy to partner with us because we make the life of the brands the largest advertisers easier to transact, in terms of to deliver and measure this industry. So partnership with Comcast, The Trade Desk, Magnite, Roku integration, measurement integration. So, if you go to our website, you’ll see plenty of, almost on a monthly basis, partnerships. So that’s where we fit and I believe there’ll be questions about it, and who do we compete with and who we mostly, who we don’t compete with. I’m now going to the market but before that, take a sip of water and a breath.

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Okay, so you’ve got a general sense of what’s the value proposition, what it is that we do, and even a sense of who our clients are. But here are some logos I’ve name dropped a couple of them. But the focus is on the largest TV advertisers. When you turn your TV on, like a regular broadcast television, forget CTV for a second, the type of ads you see there. The CPGs, the pharma, obviously the auto vertical, and what else we have in banking, financials, retail, these are the types of clients we’re focusing on. And of course, the way we work is it’s the brands are our clients, they are the ones that we need to serve and support and use our technology. The hands on keyboards are mostly by the agencies, the media agencies and the creative agencies. So that is in terms of who’s the client.

But for further segmentation, what’s exciting about this industry and we found that great opportunities for us when we compete with the giants, is the fact that this is a highly concentrated market. So if you look at this TV chart, treemap chart on the right, using Kantar and Nielsen actual data of TV spending, this is not CTV, this is television. So the size of the square represents, again, public information represents the amount of money spent every year on TV advertising. So you’ll see here on the top left, you know, the largest advertiser in the world and television, P&G, I think followed by Verizon, AT&T, some of the auto manufacturers, right. So the top 200 advertisers in the US alone represent 75% of the space. So assuming we locked our platform on those 200 we will have 75% of the money in the volume in the US. While there is a long tail on local etc. it’s almost insignificant because those 200 have the means, the money in the budgets and the resources to create TV ads and buy at scale and that’s how they build their business. So what’s more exciting is that up to this point, mostly in the last three, four years, we were able to capture 40% of those 200. So you saw logos like P&G, and Toyota and Pfizer and Disney+ and others already moved from the DoubleClick platform, which is a generic ad serving platform that can do anything, to a more proprietary solution that was built specifically for the future of television - the only solution out there that was built specifically for the future of television - and it put their delivery and measurement on the top of our platform. By the way, most of them kept their display, their search, their social media on Google and DoubleClick, it’s an area that we’re not interested in, to support unless our client really needs us to. But we’re focusing on television, and that allows us to win at scale. So most of the logos on the right side, the whitespace, most of them are still on the Google platform from a delivery perspective, doing everything with Google. Our hope is that based on a very unique combination that we have, that more and more similar types of brands will switch to use our platform for delivering and measuring their CTV advertising. And the reason the ones who moved, moved and stayed with us you’ll see later with Tanya presenting, we have about 98% logo retention for those core clients. The reason for that is twofold. One is we’re a tech company, we’ve been building this technology for 14 years basically waiting for the day for CTV to pop, we started doing CTV before the word CTV ever existed, we launched the first SDK for CTV and integrated with Roku, before anybody knew what Roku really is, I think was eight or maybe 10 years ago, I don’t remember exactly, it’s somewhere in TechCrunch. So we were always forward thinking and building technology, we’re actually extremely passionate about this. And for us, it’s really about changing the experience of watching television for the world, the advertising base. So a ton of tech on one side, always ahead of the market for three, four years. And we’re very known, Innovid actually stands for innovation in video, this is core to our DNA. But there’s another very important aspect because, any company can hire a ton of engineers, right? That’s the thesis and put them to work to build to duplicate whatever we have. The key thing is, it’s a unique position. Since there’s so much money in media, all these other platforms are gunning towards sharing the media, either defending their existing position like a Comcast, or attacking that position, like a Google.

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So the fact that we are not doing any of these allows us to partner with everybody. And our main competitor, Google is not in the same position to partner with everybody because they pose a threat and any other platform there’s a lot of really great technology in the middle of that media ecosystem. Really powerful technology, lots of bright engineers, great valuation public companies. From our perspective, once you make money out of media, you have a take rate, your percentage of media, you cannot be an unbiased source of truth of what happened, you’ll always have an agenda, the business agenda, to optimize your finances using your technology. And then I don’t know why but the Facebook scene lately is coming to mind when I say that, but so that’s the reason that we never do a deal, will never get a piece of the media optimized on the media, and it’s always a flat fee, no matter where it goes. While they were leaving money on the table. This is the reason that allowed us to get to already 40% of the top 200 and why we believe this strategy combined with a great product and service can with the fact that we can, you know, get to 50, 60, 70% of the top 200 is not unrealistic, and that’s part of the fact that going public accelerates that process. So with that, I’ll jump a little bit into the numbers and how the numbers look in the concept of that model.

So a super simple business model. You know, I was talking about media, so usually the entire ecosystem is percentage, you know, the media dollars flow, people take a cut from the agencies, the SSP, the DSP, the publishers, everybody’s taking a cut of the media. We don’t look at it so our unit economics is not the media but it’s an impression. Impression means we delivered an ad that was watched and we measured the event of an app called impression and then we multiply that not by the cost of the impression, but just the fact that you have a fixed fee transaction, or technology transaction fee. Similar to companies like Twilio, and others that charge per transaction. Think about it as FedEx, if I’m sending a package from LA to New York, I’m charging a fee for making sure it reaches its destination and I give you a tracking order. And you’re happy. I’m not looking at the box and say is it a $100 item or $10,000 diamond that was in the box. We don’t care, that makes us agnostic. So volume multiplied by a fixed CPM. And for the core platform that’s about 25 cents, 24 or 25 cents, it’s been stable for five years now. Even though our growth has been dramatic, as you’ll see, we’re going to introduce.... We were saying there’s another layer of our platform, that’s the modular upsell. The core platform is always on and we charge about 25 cents. We’re building additional solutions, we don’t want to end there, we’re building additional solutions such as personalization, interactivity, insights, third party partnerships that we sign that extend the platform, add additional solutions. And for that, we charge more, think about it like CRM, like Salesforce. You buy into the Salesforce platform, but the entire ecosystem of add ons and solutions you can expect, Tal, this is going to be the core of Tal’s presentation describing the platform in all these additional modules. It’s important to say that the core platform represents almost most of our revenue. And the additional module adoption is still single, low single digits in terms of volume. Because the platform is moving extremely fast, the users are moving extremely fast. So that’s why the overall volume which I’ll share with you soon, is growing faster than any other, than brands adopting the concept of personalization, interactivity, additional insights, but we’re firm believers that in the future, there’ll be whether it takes a year or three years, there’ll be more and more adoption of these advanced technologies, which we’ll share with you later. So let’s focus on the core platform, the core market.

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Volume. So it’s a volume business at the end of day for Innovid. The reason we chose the transactional SaaS model, on the volume and rather than the SaaS, in an environment that keeps going up into the right, our NRR sometimes can get to 120%, 130%, so it’s extremely high NRR because if we lock down the client, and the users start to watch more CTV the money automatically is moving from linear to CTV, and we make more money. So these are actually a projection of the overall CTV volume going through our platform on an annual basis. Now, if you fast forward to the future, and look at ‘21 based on how if we didn’t just maintain this growth, you can see, you know, it’s been 60 to 70%. Even if the growth will decline, there are scenarios that will actually accelerate, but even if it declines the growth rate, it’s still very impressive growth. Now, the reason we believe, not only that this is a reasonable projection, that this will continue for a long time, and then be accelerated, decelerated, based on you know, COVID can accelerate things you know, Amazon buying sports can accelerate things, movies releasing certain model accelerated HBO accelerates. So there’s different factors that may accelerate this, for whatever reason, but the pool of money is what’s really exciting here. So if you look at the addressable market, the media market is a $200 billion market. The numbers here for 2023, you know, represent about $8 billion. So this simulation, if you use a $20/ $25, CPM for media, and you backtrack it, you’re going to get this projection for Innovid. So it’s still a drop in the bucket of the available market. So that’s why we’re very bullish in terms of our assumption that in terms of how much money is going to continue to flow into CTV because the money is already there. The budgets are there, it’s not about increasing, it’s about moving to CTV and increasing efficiency. So if the only thing that was out there for TV advertising was CTV, this is how it would look.

The thing is, there are two others since we started 14 years ago, CTV never existed. You can see it started taking off at around ‘18. The TV ads that we delivered were delivered to all screens so we also delivered the same Toyota’s TV ad. Not the display ad the TV ad we delivered it to the large screen. But also if you watch Hulu on your phone, we deliver it there and if you watch CNN on your desktop we deliver it there. So the TV ad, any screen you’ll connect to will deliver. So you can see the desktop that’s, you know, being pretty flat even going down. Mobile is growing nicely, but CTV is off the charts. So that combination of since we charge the exact same fee between the yellow, green, and blue here, that dampens down the rate of growth, but as time goes by, I think CTV now is 45% of our overall volume and revenue. We believe that over time it will go to 50, 60, 70, 80% because there’s so much money and CTV that’s going to flow is gonna shadow anything that happens with mobile. So we’re obviously placing the bet here big time on CTV that’s the main revenue growth and profits growth. So if you look at it from a CAGR perspective, 65% is the CTV layer, and the mobile and desktop combined is about 16%. And that’s how we use it in our projection. We’re not assuming mobile will be huge suddenly, because again, it is what organic growth is. CTV is not organic growth, CTV is shifting money from one side to the other. So if we multiply this, but what we refer to as the CPM, the cost per 1000. This is the effective CPM the last couple years, it’s about $0.28 cents now. And if you remember, I said that they are ad server core platform CPM is $0.24, $0.25 cents. So that additional uptick is the adoption of those advanced products, that was correct to be double than that to be 50, 60, 70 cents could be double and triple when used, but in order for that number to get there, those need to be adopted further, and it’s not a network, we sell that in focus in order to market it, we don’t expect that to happen super fast. So in the model, we kept it very contained and that’s when we’ll get to show you the numbers. So it’s on average $0.28 cents, and we’re not forecasting, we’re not saying that will change, we definitely believe that the market could accelerate adoption at some point and that will increase the average CPM. But currently, it’s just sheer market share domination and CTV growth. And that’s the quote key focus. And that will keep the numbers around 28/29 cents, 25 cents.

If you take the volume, it’s a very simple formula, we take total volume, multiplied by $0.28 cents, you get revenue. We don’t charge differently for different devices for different platforms. So we will charge the same fee for you know, this size of an ad for Pampers on an iPhone and the same ad on Hulu, on somebody’s 80 inch screen, exact same fees. In a way, again, we’re leaving money on the table, our goal is to make it as simple as possible, as efficient as possible, scalable as possible, high retention, and grow share of the market. And then when the time is right upsell to additional opportunities and make even more money. But the core business itself is extremely scalable, it grows very fast and extremely see the EBITDA has a very high EBITDA in its core. So this is an excellent model. And even if we did just that, the numbers will be as you can see here pretty solid.

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So on that note, I will switch now to Tal to dive a little bit deeper and show you some use cases of the platform, some screens examples. And after that Jessica will share more. And we’ll have Tanya share with you…

Tal Chalozin, Co-Founder & CTO, Innovid:

Hello everyone. Thank you very much. Thank you, Mark. Thank you New York Stock Exchange for having us and for everyone dialing in, I’m Tal Chalozin, I’m CTO and Co-Founder of Innovid and very, very thrilled to be here. We started many years ago with the dream that television is going to move to the internet. And it’s actually happening and very exciting to be here at the New York Stock Exchange for the next chapter of our dream.

Zvika mentioned earlier that CTV is a very fragmented world between many different devices with different technology, different operating systems, many different apps, and many different vendors playing in the space as you’ve seen in the ecosystem slide. The core platform that Innovid delivers to marketers,is to help them turn that challenge into an opportunity. So if you think about it, marketers in the linear television world were never buyers of software. Now it’s the first time that marketers could own the delivery engine, own the platform that can change the creative, and see all the data in one dashboard in real time. That’s what we do for the internet for a lot of different marketers globally. I will talk about that core platform. And then at the end, I’m going to highlight the extension of the other products.

What I’m going to do for the remainder of my talk here is I’m going to show you different examples of different use cases of how marketers are using our platform in order to take advantage of that technology. So clients like Toyota, as Zvika I mentioned earlier are using our asset management workflow tools to upload all of their marketing messages and all of their video creatives in a single place and get all of their creative and media people logging into a single platform, where we upload the creative and encode it automatically to over 50 different renditions to support every different device,anything from standard definition low bandwidth device to an 4k HD device on a fiber. What we do in this case is we encode and we validate and enforce the quality, because something that we are very passionate and very excited about is that we want to deliver the same amazing quality that television is into the internet and that’s and that’s a core tenant of what our technology is built for. Because of all that, they were selected by a big media company, for example, Peacock to be their launch partner, when they launched Peacock in order to ensure high quality user experience.

Once all of those creatives are uploaded into a single place, now viewers globally can now watch that content. And it doesn’t matter how you access the content if they if the ad is delivered to you programmatically, using open standard like an IAB VPAID or VAST, or it’s on a walled garden, like YouTube or an Amazon device that has their own protocols, all connected in real time into the Innovid servers and fetch that ad creative in real time. At that time, we allow marketers to make the decision and deliver the right message to the right person. That’s the true value of the Innovid core platform.

We talked about the creative workflow, we talked about the delivery engine. Now all of this data from delivering real time is aggregated in a single dashboard, allowing you to see it and allowing us to aggregate all the data points in one place. We get all this data together and Innovid is the single source of truth. For many marketers for billing, we’re connected to many invoicing systems out there and are audited annually by the Media Rating Council to make sure that when we count an ad, this is the right, the right event that is the billable one. What you can see in this dashboard is that we enabled all of the Innovid data to be displayed in real time. But also we enabled third party data providers like DoubleVerify as Nielsen and others.

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I showed our core platform delivery creator and measurement. Now I’m going to tune into the modules that ride on top of our core platform, as Zvika mentioned earlier, starting with third party modules.

So Innovid throughout the years, part of part of our mission statement is to ensure that marketers could benefit from the power of the web. So we integrated with a lot of different providers, anything from data providers like IAS, Moat, or DoubleVerify that power brand suitability, and viewability technologies, identity providers like Live Ramp, and many, many others, including display advertising servers, like the Google Marketing Platform, where we want to make sure that the workflow will be connected end to end.

We showed an example of our measurement platform where Innovid enables and we are the carrier of a DoubleVerify technology, for example, and we display all of the outputs of the brand safety or suitability in our dashboards to allow marketers to access that. And all of that is powerful because of the integration that allows marketers to in a click of a button enable any other third party technology, so you don’t need to really log into other screens or other systems, all of it is integrated in an API driven platform.

I talked about the third party modules I’m going to highlight quickly. Two other modules are CTV personalization and CTV interactivity, which we believe has a big opportunity to grow in the future.

For example, on personalization. Personalization is not something new for the web. It’s been, it’s been around for a very long time. But there is one thing to personalize a banner versus personalizing a television ad, it requires a whole different technology skills in order to make sure that everything will be high quality, all of the different products and text will be as crisp as it can be. We’re doing all of that for brands using our platform.

On interactivity, the Innovid technology is integrated to a lot of different apps and devices, allowing marketers to create an interactive experience and essentially creating a two way communication. So viewers that are interested in this case, Mercedes, use our technology in order to create this interactive connected television ad that viewers can use the remotes and essentially pull up a chair and join this conversation, interact with content about the car and even schedule a test drive to the dealer closest to their home.

I’m going to bring it all home showing an example demo app that we have for Roku that many of you got access to. And this is a hub that we created in order to allow everyone to actually see that in action because honestly, seeing is believing. If you have an issue or you cannot access Please use the email on the screen here. I talked about the core platform, I highlighted the three, the third party modules and our personalization and interactivity. Now I have the pleasure of passing it to my esteemed colleague, Jessica to talk about measurement.

Jessica Hogue, General Manager, Measurement & Industries, Innovid:

Thank you, Tal. So before I dive into the CTV Insights module, I’d like to just put our measurement opportunity into some context. Every week, just about, there are dozens of headlines talking about the current challenges in the television measurement space. And part of what’s happening here is that the TV experience obviously has just changed dramatically in the last few years. A lot of this disruption has come from the technology that Zvika spoke about earlier, also followed by consumer choice. So we’ve seen cord cutting over the last few years, obviously now with the advent of streaming television apps hitting the market, streaming time has grown rapidly. Accelerating this trend, the global pandemic, has put a lot of pressure on legacy systems to keep up with the way that we consume television now. As a result, what we’re seeing is, you know, global brands and their industry bodies are calling to restore fundamental metrics like transparent reach and frequency across all channels. There’s an active dialogue about the future of the traditional television currency, and the standards by which measures are held to account. So let’s look at what’s happening in the connected television portion of this ecosystem. Despite the fact that ad spend has grown to a projected $14 billion, by the time we exit 2021, for many marketers, it still feels like a little bit of the Wild West out there, there’s no standard for what and how to measure beyond the impression. And that’s somewhat to be expected for a relatively young marketing medium, but it’s just not acceptable.

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What we found in a recent study with Digiday that we did earlier this year on the state of CTV, we learned that 57% of marketers and agency professionals cited inconsistent measurement as one of the biggest obstacles holding back CTV advertising. And that was just the top of the list. If you read the chart, you can see that targeting to the right audience is a pain point, inventory fragmentation, frequency, brand safety, it’s a fairly healthy list here. And so one of the things that we see as an issue is, many solutions in the market approach CTV measurement from the perspective of the media seller. So we see our opportunity is bringing about a bit of a new paradigm, one that approaches the needs from the perspective of the marketer or the buyer.

Earlier this year, we collaborated with the ANA and 20 leading national advertisers, we measured dozens of campaigns across nearly 170 publishers, and 25 different connected devices. The goal of the study was to start to provide a blueprint for how to achieve scale in the channel. We wanted to unpack the potential to build broad reach, and to help establish benchmarks for how marketers can get more efficiency out of their dollar by increasing unique reach through optimizing their media mix and managing frequency. So in many ways, it was a first of its kind study to look at that sort of a big tranche of data from this perspective. And we tackled some of the most complicated issues around duplication and frequency. A ton of great learnings in the study, I really encourage you to download the white paper for us and our partners. You know, this was a really important step forward in developing standardized KPIs for connected television.

So let me give you a quick tour of our measurement infrastructure. The solution is anchored in our unparalleled ad serving footprint, across 95 million connected television homes, which is a near census view of the 106 million CTV homes in the United States. The platform that you’ve heard about operates in the background. So enabling measurement doesn’t require any new pixels, no new integrations, it’s all powered by the ad serving platform, and it’s always on. So together this scale and dimension allows us to comprehensively cover the CTV channel, also at play is our identity framework, Innovid Key, which performs a really important function to resolve devices into households. So last, and perhaps most important, is that scale really is only helpful if it’s used fairly and without bias. And so our independence from the media transaction that you’ve heard about allows us to perform our role as a trustworthy measure.

So welcome to Innovid insights. This is a powerful dashboard with over 40 performance metrics. That simplifies the complexity and fuels real time decision making. Users start here at their measurement home base, which gives them a macro view of their campaign or campaigns. And it provides top line in summary, reach and frequency metrics, again, all built on top of our MRC accredited impressions. The tool itself is designed to be used in flight and after the fact. So as campaigns are running, marketers, their agency partners can log in, make adjustments while the media is still running based on the insights that they’re deriving from the tool. A lot of different ways to slice and dice the data depending upon the performance KPI, so in some cases, marketers are optimizing to unique reach and in other cases, managing frequency, and finally optimizing for cost. All of that can be evaluated in the tool itself. An important aspect is that the platform organizes and simplifies what is a pretty complicated ecosystem, whether you’re on the planning and the buying side, or on the measurement side. And we provide a transparent view into all publishers, platforms and devices, as well as the buying tactics. So you’ve heard us talk about a comprehensive look across programmatic direct IO, open web and walled gardens. Buying CTV obviously is complicated, because of all the different ways that you can access content. So if a publisher app is distributed on several different connected TV devices, they can sell that inventory natively or directly. It can also be sold through aggregators, and of course, the DSP. So that makes being able to resolve that campaign on the back end, pretty challenging. So we’ve tried to take that fragmentation into account and develop a clean look across the whole campaign, regardless of how it was bought and sold. And fundamentally, what marketers are trying to assess here is, how many times have they reached a consumer or household, how often and how to improve their performance over time. Frequency management, obviously a notorious issue, right now one of the hardest problems from a measurement perspective to solve, and so our ability here is to report frequency using a uniform methodology for all inventory partners on a campaign. This provides a level of insight that individual media partners can’t see themselves, and is not reflected in the type of data that they provide directly back to an advertiser. So we like to think of what we’re enabling here is managing frequency, not just instituting frequency caps.

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And the last view that I’d like to share today is this intuitive data visualization. It makes analyzing the duplication of inventory partners really simple and straightforward. A common question that we run into is trying to help marketers assess the best combination of inventory partners to help them achieve their reach and scale goals. In order to do that they’re typically running with half a dozen, maybe a dozen or so media partners. But because of the limited transparency, they don’t necessarily know where they’re creating redundancy in their campaigns. So the tool surfaces those publishers with the highest amounts of concentration, providing the insight to help inform relocation decisions again during flight. So to bring all of that together, in many ways connected TV is a full funnel medium, you know, brand advertisers are using it to drive scale, but also to drive engagement through personalization and interactivity. And all of these use cases have been demonstrated through our multi year engagement with Anheuser Busch.

ABI’s goal was very common. We want to reach as many consumers as we can in a personalized and engaging way. And they have taken advantage of all aspects of our platform, including interactivity, personalizing brand messages to be able to deliver on that promise. Really exciting is using Innovid Insights, the brand was able to achieve a 45% reduction in their cost per unique reach using the tool that you just saw. So with that, I’d like to turn it over to Tanya. Thank you.

Tanya Andreev-Kaspin, CFO, Innovid

Thank you very much, Jessica. I will walk you through the highlights of our financial model, you’ll see that over the years, we’ve built a very capital efficient business. Our forward looking model is built on volume and pricing assumptions consistent with market trends and our own historical trends. Zvika shared earlier, I believe by 2022, we will be able to hit financial KPIs that are on the left side of your screen, including $130MM top line revenue. Why are we so confident our business model is based on two main pillars: first, predictable recurring revenue driven by a reliable , consistently growing client base, and we will talk about that later in detail. And second operational efficiency. Our business model has significant operating leverage as incremental costs are going down as volumes are growing, and they’re growing, you’re so driven by the transition from linear to CTV.

So let’s focus on our core clients, the most important thing. We’re heavily focused on so-called core platform clients, we define it in a very simple way. Core client is an advertiser that generates at least $100,000 with our platform in a year, predominantly, and not surprisingly, this group is among the top TV advertisers, specifically US advertisers. As shown on the left side of your screen, this group generates approximately 90% of our revenue and the share of the revenue that they generate grew year over year. The stickiness of our platform is highlighted by those core clients retention metrics. In the middle and on the right side of your screen you see a net logo retention and net revenue retention. Both of those metrics are consistently improving and our record high in 2020.

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Let’s look at the second pillar of our business model, that I mentioned, operational efficiency. It is driven by significant, significantly decreasing incremental costs as volumes are growing. A consistent growth of our gross margin that you see on your screen, very well demonstrated. The profitability is growing as volumes are growing. In the last three years, our gross margin kept improving and reached 82% in 2020. Also on the right side, we are showing you our year to date results, compare H1 of 2021 to H1 of 2020. And you could see the same similar trends of acceleration in profitability.

Moving on, additional important non gap efficiency metric is of course adjusted EBITDA. Our adjusted EBITA numbers are consistently improving, powered up by operating leverage, our top line growth flowing through P&L into the bottom line and pushing our EBITDAmargins up. A combination between a very profitable core business and volume growth creates a certain path for EBITDA margins to keep increasing, and then in the long run reach, and potentially exceed, 35%.

And let’s summarize our financial profile. First of all, revenue, everything that we talked about today, product stickiness, revenue retention, pricing stability, and consistent volume growth are coming together to support the predictable regular revenue model. And to drive 37% of organic CAGR in the next three years. Gross Margin. We’re a tech company. We delivered strong historical software margins exceeding 80% for the last three years, and in the long term, have definitely seen potential for the gross margin to keep improving and increase 85% and beyond. Finally, EBITDA, historically, is a very capital efficient business already in 2021. Today we were very well placed within a rule of 40, actually 46%, of combined top line and growth and adjusted EBITDA. And the potential to grow to 35% area and beyond in the long run, if we want to talk about what’s included in this model, and that’s important for us to highlight for you and show where the potential upside could come from. First of all, the model is an organic model. The growth is organic without including any assumption regarding potential M&A, any non organic growth within this year. Linear growth in new clients is consistent with our previous trends, and we did not put in place any assumptions regarding acceleration on clients onboarding. Pricing, as you saw, we have very stable pricing. And that was actually the same assumptions we rolled forward for the future years. Similar to the upsells, we took a conservative approach, we don’t assume currently in the model, any significant acceleration in the adoption of the new products and finally, our presence or geographical presence. Our model currently assumes our growth will keep us as a US based company and does not take into account any acceleration in the adoption beyond that.

Before I finish, let’s take a look at our performance for a year today. 2020. What you see here in front of you is that we delivered 50% year over year growth in top line revenue, and granted the comparables thoroughly, fairly comfortably as compared to the period of H1 2020 that was impacted by COVID. Still 50% powered up mostly by a growth in CTV. In the six months of 2021, our CTV revenue actually reached 45% of the overall company’s revenue. It’s up from 40% in 2020. CTV revenue by itself grew 95% in that time period. Our additional growth engine was actually our revenue from non US customers, this revenue growth 67% in 2021. And, of course, profitability, we delivered 5% adjusted EBITDA and 81% gross margin. Right, where we actually hoped to be even slightly better. That’s it, and with that, I will be handing over to Zvika to talk about the growth engine.

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Zvika Netter, Co-Founder and CEO, Innovid

Thanks a lot. I have to say very, very proud and excited to have all of you here. So thanks, Tanya, Tal and Jessica. It’s, I have to say, again, seeing all come together in this context we’re in now is a big moment for us and very exciting that I think, if I look at the growth strategy and that’s our last slide before the Q & A. One before last is slide, is if I try to summarize it was looking like there’s a lot of stuff here and there’s a lot of love a lot of good stuff around CTV if I try to summarize a lot together in terms of the growth opportunity here, this feels while we’ve been doing it for 14 years, it’s really feels like day one of something much, much bigger. And the reason for that, if you look at everything we heard here, first and foremost is the massive growth in CTV, you saw the percentage of year on year growth, that money coming from linear. So even if we just held to our clients, which we are down to 80-90%, right, not necessarily close additional clients, just hold to them - not introduce new products and not expand globally - and just let the graph top line grow and the bottom line to grow just by users moving from once to connecting their TVs to the screen. It’s not even a decision of our clients to move the budget, the budget automatically moves as users shift. And then we were making money on the CTV side, not the linear side. So as the CTV grows, the top line bottom line grows. Obviously we don’t just want to set on that, so we invest for the last, you know, five, six years, we continue to invest heavily beyond the core platform. And that’s for upsell opportunities. Again, they’re currently not dramatic in terms of the opportunities, but the adoption is still early on. So we don’t want to over index this when we talk to you in terms of a financial model or the forecasts. But we do want to present it as we look at the next three to five, six years. There’s a lot of upside there for personalization, interactivity, advanced measurement, also either through our home grown products, or possible acquisitions down the road that will be plugged on top of the core ad server, which is always there. Global expansion, as Tanya mentioned, it’s already an area we invest in, it’s already growing. We expand in Asia and Latin America, we just opened China a couple weeks ago. So we’re everywhere. Still, most of our revenues are US based, the key here 80% of those logos of the top 200 are actually global brands. So if you think about some of the things we mentioned, they’re on TV advertising anywhere, everywhere in the world. So, in order for this global expansion to really take off, CTV adoption needs to be more material in other regions of the world like it is in the U.S. and those brands need to decide that they want to enjoy the power of our platform, and just check a box and open new markets to our service. Last but not least, obviously winning more logos, we have 40% of the top 200, we would love to get to 100% of the top 200 that will get us to 75% of the overall volume. Again, these are extremely high numbers, if you multiply this, it’s more than 100x than what we’re doing today. But it’s out there. And these are all based on relatively, if we had a take rate it will be about 1% of this poin,. Compare that to 10, 12% of media, we don’t have a grid, it’s a flat fee. So actually as media spend on CTV and the price of CTV is high, our take, our virtual take rate is actually going down. So we create more value while the tax using our technology to our clients has actually gone down. So this is a great place to be, where we live there’s multiple ways where we can grow and expand. And we’re literally investing in all of the money we make from the delivery and the measurement and we invest in products and global expansion, of course sales and marketing to close, more logos. And with that, I’ll be happy to share with you that we’re soon and hopefully soon when our back and forth with the SEC will go live and start trading at the New York Stock Exchange, our host here, under the exciting ticker of CTV.

So we’re thinking like, like CRM is Salesforce, CTV is Innovid from an infrastructure software only platform perspective. And I’m happy it actually seems to be right on time to start the Q&A section, which I found, I think I heard this presentation all the time, but the Q&A is the most exciting part for us here. Mark I’ll switch to you.

Q&A

Shweta Khajuria, CFA, Director, Internet Equity Research, Evercore

Brian Nowak, Managing Director, Morgan Stanley

Dan Salmon, Managing Director US Internet & Media, BMO Capital Markets

Laura Martin, CFA & CMT, Needham

Shyam Patil, Senior Research Analyst, Susquehanna

Rich Greenfield, General Partner, LightShed

Andrew Boone, Managing Director, JMP Securities

Mark Zugtowicz, Senior Research Analyst, Rosenblatt Securities

Andrew Merrick, Raymond James - ?

Mark Roberts, Managing Director, The Blueshirt Group

Thanks, Zvika. Great job. I do see some hands up. And so let me um, let’s start off with Shweta Khajuria, from Evercore, Schweta. And apologies if I mispronounce your name.

Shweta Khajuria, CFA, Director, Internet Equity Research, Evercore

Hello, can you hear me?

Mark Roberts, Managing Director, The Blueshirt Group

Yeah.

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Shweta Khajuria, CFA, Director, Internet Equity Research, Evercore

Okay, well, I have three questions. First is on the slide where Innovid fits in the entire ecosystem where you know, you showed devices, apps, and then SSPs and DSPs, and direct buys. So could you please double down on how you partner with perhaps the SSPs and the DSPs? It sounded like you would deliver the impression directly as the requests come in from maybe an ESPN or Peacock, what have you. So why would you interact with a Trade Desk or a SpotX or a Magnite? So that’s first. Second is your growth is predominantly driven by volume you’re planning on keeping your prices, same across devices, and that may help you gain market share? Could you talk about where competitive pricing is right now? Where is Google at? And then the second is doubled down on why? Why would advertisers leave Google to go to Innovid, and you talked about it on your slide. Independence is a factor but can you give more color on that when they want to use other Google services? And then the third is, what is your data advantage? You have 90 plus million households. And you have scale in terms of the data you are getting, but what is your advantage in terms of the data that you get versus call it, a Roku or a Trade Desk or even Samba TV may have to what is that advantage that you have versus others? Thank you.

Zvika Netter, Co-Founder and CEO, Innovid

Excellent. As I said, the most exciting part of the conversation, I will do my best to talk to make it short, because we are, as you’ll see soon, very passionate about this. So plenty of questions. I wrote them down here. First, how do we partner with DSPs? SSPs? Great question. Technically, you know, we also work with the Google DSPs, so we don’t have to have deep integrations with the DSPs, SSPs. In terms of, they have what’s called a tag. And when it’s time for them, when they buy an impression for a P&G or Toyota or an Apple as an Innovid client, you have what’s called an Innovid tag there. It’s basically a pointer that says, you know, once you’ve completed the bid, the unit pings Innovid, to get the ad, and then they trigger us and we do the whole delivery thing. So technically, there’s an industry standard, you don’t have to have an integration. The benefit is, if you think of our position, and how close we are to our clients, and what we represent in terms of CTV. And also something I love about this industry is the non walled gardens, right, the Magnite, and The Trade Desk are independent alternatives to Google’s dominance in that area. And you can see they’re growing specifically on CTV, there is some of this idea of collaboration between the different platforms to enhance the experience for both the users but mostly for the brands where the money is, so to make the process more efficient. So from a workflow perspective, when you set up a campaign, for example, we set up a campaign and Innovid on our platform that has, you know, 20 line items in its media plan, and then one line item for Trade Desk that can resemble like, you know, $20 million, for example of buying power, but that’s done in real time. So instead of now logging into The Trade Desk and setting up everything from scratch, you can have an API connection that’s set up, you know, start to set up the infrastructure for that company. Another way is data passed back, right, some of these plans may have better data sources, you know, we don’t generate our own data. We’re not a data company, we have a lot of data, but we’re not. So if you want to enable certain data, let’s say, make personalized creative, right? You can end up with data that does not exist in that way, you can leverage the data that comes from a DSP past to Innovid and say this is a female, a male, I don’t know how you got to it. But you know, because you bought that segment, we will then show the right that, right. So that’s another thing, these are two ways of pushing stuff, workflow enhancement and data decision. I could see down the road, possibly things like frequency capping and other things that the benefit of the Innovid platform, we have the creative, and we have 100% of you. So if you’re a DSP, or SSP, you only see 10% 20%, you’ll never see 100% unless somebody thinks that the industry will 100% be programmatic, and all be on a single platform. That’s a different scenario. But as long as you’re programmatic and direct, you’re gonna see. So if you saw this person, I saw this person, Innovid, saw this person on Peacock, with the direct buy, five minutes later, or I saw him through the Trade Desk straight, and didn’t know that it happened on that. So that type of opposition. And again, it’s in their best interest in order to partner with us because we don’t plan to enter their business, right? Magnite is similar. It’s like publisher certification SDK integration, data pass backs from the publisher to Magnite to Innovid. Data that Magnite, let’s say, may want to share with a platform like Innovid, but not with another platform that’s in the media business that may pose a threat, right? It’s very interesting, where everybody is friends and everybody is a threat to each other, especially around data, you know, because data is power. And if I share too much data, let’s say with a DSP, the DSP made by these audiences, not through me, but through another SSP. So that’s why I believe after 14 years, the industry trusts us that, you know, we were tempted, not tempted, but we could have touched the media and made a lot of money, but then ruined our long term strategy. It was a long answer. But hopefully, it made sense. The growth in volume. In terms of price pressure, I would say that our core system that will compete with DoubleClick on the delivery and measurement, the ad server to compete with DoubleClick, we did not see a price war between the Innovid and Google we have not seen aggressive pricing. And we didn’t, and I have to say like, regardless of what may have been attempted in the past, we did not drop our prices, we don’t play in that game. Our game is neutrality. And I think everybody understands at this point, the tactics that may make sense on one side may hurt you down the road on the other side. And that doesn’t happen at all. And we don’t expect it to happen for obvious, you know, antitrust issues, or potential, so that’s on the volume. Why give Google exactly that? It’s the fact that we’ve been doing it for 14 years. We’re proprietary for CTV. Most of the technology you saw today is not available from personalization at scale, the CTV, the integration, the data pass back integration with those platforms, the interactivity, the advanced measurement is not even available. So regardless of price, right? That plus the fact where the world is heading to be more neutral and agnostic, you see, you can see the trend everywhere, not just you know, on the DSP on the SSP and also on the ads. So this is kind of the main reason and it happened five years ago, let alone it’s, it can and probably should happen and continue in the future, where the world is much more open on the database advantage. I’ll switch to Jessica. Sure.

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Jessica Hogue, General Manager, Measurement and Industries, Innoid

Thanks. I think, you know, Zvika certainly covered it from a scale perspective, but also the ability to use that scale to see, you know, where YouTube, or sorry, where a Roku and a Trade Desk are seeing parts of an overall campaign, they wouldn’t necessarily see everything across a converged campaign. So it’s all the scale and perspective that comes into play. You know, we see the other types of data that we do get that are unique is a lot of information around the creative itself. And so both of those things working together allow us the opportunity to not just measure comprehensively across any type of campaign regardless of how it’s how it’s bought, and the different partners, whether they’re ACR partners, what have you, but also then an ability to create benchmarks off of that data, right. So our scale allows us to sort of also take the bird’s eye view, start to build that data up. And we’ve done that, you know, the last few years in providing benchmarks around different types of inventory, different types of creative duration, things like that, that just sort of can be continued specific to the CTV ecosystem.

Shweta Khajuria, CFA, Director, Internet Equity Research, Evercore

Okay, thank you, Zvika. Thank you, Jessica.

Zvika Netter, Co-Founder and CEO, Innovid

Mark, back to you.

Mark Roberts, Managing Director, The Blueshirt Group

Great. Thank you. I think our next question comes from Brian Nowak from Morgan Stanley. He may have never put his hand down. Sorry. If Brian’s not on, Brian, are you? I can see you. Sorry. Thanks. Good.

Brian Nowak, Managing Director, Morgan Stanley

Okay. Hey, guys. Can you talk a little bit about access to supply and impressions, I guess, I’d be curious to hear about if you go across your different buckets of supply partners. So the premium publishers like Hulu and Peacock, what access to inventory do you have versus not have and how important is getting access to more premium inventory? How important is that driving growth? And then on YouTube and the Amazon tools, you know, what access to supply do you have versus impressions that you don’t have yet from a content perspective? And then the second one, talk to us about sort of from an investment perspective, what is in the model from sales headcount or other types of investments that are in the forward model, as opposed to other types of investments that are that are not just we can kind of get an understanding of what’s in the EBITDA margin profile going forward? Thanks.

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Zvika Netter, Co-Founder and CEO, Innovid

Sure. I’ll ask Tal to address the first question on access to inventory and publishers and Tanya on the sales headcount and what’s in the model in terms of investments there.

Tal Chalozin, Co-Founder and CTO, Innovid

Thank you very much. Thanks, Brian. So your question about access to supply and impression on premium publishers is something very, very important about Innovid. And I think that this is a key part that important to understand is that we have access to every place that the marketer would buy media and you don’t buy media through Innovid as opposed to DSPs or SSPS that are limited to, to the supply that the media owner gives them access to, we have access to everything because we are the underlying technology that delivers the end. In the same way that I think the best analogy is to think about CDN in the same way that an Akamai or other CDN access anywhere. That’s the same capability for Innovid, so we have access to every type of supply.

Zvika Netter, Co-Founder and CEO, Innovid

So yeah. Before switching to Tanya, thank you, Tal. I just want to add that we get those questions a lot because there’s a heavy focus on, you know, the DSPs and SSPs. Obviously they’re great.... not supposed to comment. They’re good, good companies and they’re traded. Is that we, we’re not, that’s a term that’s not, “access” is not a term that we have in our space in what we do. Is it definitely in what’s called, like the streaming wars, the media wars, right? They try to differentiate what they differentiate themselves. I have access to this and the walled gardens will block you know, a platform to win against and they’ll block each other. And you should absolutely expect more of that down the road. They’ll buy their own ad technology at tech measurement solutions. So you will absolutely seriously see Roku buying stuff, Comcast buying stuff, YouTube buying a lot of things in the past from Amazon. So you should absolutely continue to expect and continue to see it. This should not be perceived as a threat to Innovid unless there will be one single platform that will dominate 100% everything because we come from the client eyes and that’s why so when when P&G is invest or Toyota invest a budget, if we cannot deliver the ad to that platform and measure it, as far as I’m concerned, it could be for free. It doesn’t matter, but the physical asset imagined is like buying media on television and saying I’m not going to send you the creative, just figure it out. Or the TV stations like I’m not going to tell you what happened to this guy, I’m not going to pay, right so our measurement is MRC certified so the client pays the publisher based on our counting. That’s, you know, we had the first MRC certification for CTV in 2019, the first in the world. So our numbers count how much money is being transacted. And the asset cannot make its way to the audience if it’s not delivered from our platform. So not only that, we’re not limited, there’s no other way to do it. So and this is why it was so critical for us to never touch the media. Because when we come, imagine that we’re coming with a plug in saying, Hi, I have you know, P&G and Apple and Toyota and Chrysler behind me, where do I plug this? So for them, it’s like, No, we don’t want you here, that means the money will not flow, the ads will not get so that’s our role. And it’s so critical for us, part of us going public is to also be more transparent, better known. The key is not to be tainted by the media, by the second you’re tainted by the media, and you have an upside if the money goes to Hulu versus The Trade Desk to whatever something else CNN, then in a way, you have an upside or downside. So we don’t. That’s why the price is relatively low. And that’s why it’s fixed no matter what. Because that keeps us clean. And we think that’s the most critical thing for us to maintain our position for the next 10, 20 years. Tanya,

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Tanya Andreev-Kaspin, CFO, Innovid

Thank you very much. So as we walk you, as I walk you through the model, you saw that the main assumption of the model currently that it is organic model, we did not assume anything that is very dramatically different, we did not assume anything, any composition that quite most likely will we might be doing later on after the transaction is completed. So it’s an organic model, and organic things are not there. Also, as you see, in the profile in our financial profile, and growing EBITDA margins, even with improving EBITDA margins, and actually long term potential to reach 35%. In the long run, there is still the assumption that we will keep investing in R&D, and in sales and marketing. First and foremost, we’re a tech company, right? We invested heavily in innovation in the past, it’s in our name, right innovation and video. And the assumption that we will keep investing in R&D and increase our investment year after a year. Same in sales and marketing, we want to keep growing and the current model assumes that we will keep investing and growing our presence, especially in non US territories, and other areas, focusing on impact, investing in adoption of advanced products and such. That’s all there. It’s organic, though. That’s it.

Zvika Netter, Co-Founder and CEO, Innovid

Thank you. Just a tiny comment on that to add on the sales, because we’re the top 200, 75% of the spend in the US. We’ve been calling all these guys for the last three years. So even, you know, platforms that brands that don’t use us yet. They know us. So it’s almost a time and we believe that once they’ll spend enough on CTV and the market will continue to evolve, they’ll go so we have full coverage of the top 200 for the last three years as Tanya mentioned, you know, we want to expand and support these brands everywhere in the world. So we’ll continue to invest and also upselling is a key component for down the road. But we don’t we don’t depend on massive sales organizations in order to achieve those goals.

Brian Nowak, Managing Director, Morgan Stanley

Got it? Let me just ask one more question. You kind of said it at the end Zvika... What is sort of the main hurdle you have to overcome to kind of get the rest of the 200 you know you’ve been calling these guys for three years and yet you have less than half like what’s the main constraint?

Zvika Netter, Co-Founder and CEO, Innovid

Well, first of all, less than half of the world’s most powerful large enterprises. So I’m extremely honored and proud to have those 40% of the top 200. The key is, if you look at the graphs of CTV adoption, right, so before CTV, we did mobile and desktop, that’s not a big deal, right? That maybe for those brands, that was not enough, you know, you could still rely on Google as more money switches, and by the way, they’re still heavy. So the way we segmented it, as you saw, was not on investment on CTV, we segmented based on investment in television. Because when you so if somebody is late adopter to like, so if so the audience is shifting, we believe that at some point based on everything that’s going on, including the fact that we’re going public and have more, you know, presence in the market and visibility, that at some point, they will say, Wait a second. So I’m still using, you know, my existing DoubleClick platform. I don’t have all these potential features, and potentially, you know, he asked questions about access to inventory. Does he know how much Google’s access to certain inventory, you know, may be limited or not in the future, as sometimes they do to others. You know, if you, the overall position of Google may become more and more challenging, so we believe that over time, it will make more and more sense to move to a platform like Innovid, to us. As much as it makes more sense, it makes sense to move to a DoubleClick or a Magnite, each in their own category, of course. And, Mark, you need to be the router here. So.

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Mark Roberts, Managing Director, The Blueshirt Group

Thank you. Great. Thanks, Brian. I think our next question comes from Dan Salmon from BMO.

Dan Salmon, Managing Director US Internet & Media, BMO Capital Markets

Thanks, Mark. Hi, everyone. Thank you for the presentation. I’ve got two questions. First, Zvika talked about the very simple business model of volume impressions times CPM. Tanya also talked in your part of the presentation about a predictable recurring revenue stream, so is there a mechanism in your contracts to lock that in like minimum guarantees or in terms of volume, just love to hear about how you build visibility into your business. And then the second is, you’ve talked at length about building the business with the world’s largest TV advertisers, those big brand-led types of companies. Just be interested to hear your thoughts on what your long term opportunity may be with more medium sized digitally native performance marketers, of which we see a lot of demand for CTV as well.

Zvika Netter, Co-Founder and CEO, Innovid

Absolutely, I’m sorry. Um, so in terms of the predictability that’s built to the model and I know you know, you covered the industry for a long time. So what if you look at TV advertising, brand advertising, it’s extremely seasonal. And I would say another thing is from a high level to think most of the analysts in this world in this call are super advanced and probably following the you know, the internet and Facebook and Google on average and digital advertising. There’s not a lot of excitement in linear TV because it didn’t change for so many years. You have to understand that the first thing that happened it’s actually connected to your second question also, the first thing that’s happening as we speak, Dan you connected your TV to the internet. Maybe you have a cable, maybe you’re not, those brands have to find you now, so it’s almost like not panic mode. But it’s almost you know, you know how things work in large companies like oh my god 20% of audiences, you know, cord nevers cord shavers as the, you know, you heard these things in the last three years, I need to go and get to them, right. So everything should be viewed from the eyes of the linear TV buyers not from the eyes of the super sophisticated DTC performance advertisers that you see chasing you all over the internet and optimized to the sense that’s not television. Television is Nielsen. Is big, you know big upfronts, that’s how it works. So the first step is to get the impressions out there. So for that reason, the CTV is the bulk of the business, by the way, and as he said, with DTC there will always be DTC examples and cool things and sexy things and win awards and we’re playing that like we’re there. But it’s not the it’s not where the business really is today. It’s like 1% - 2% of everything. The big dollars are Pampers ad here, Pampers ad here, exact creative, exact everything, same content. They buy NBC, they buy Peacock, they buy the same thing. It’s just the audience shifted. So that’s, that’s the key thing. And because of that, it follows exactly the same seasonality of television that’s been the same for so many years. There’s the holidays and so if you look at the last five years, and we don’t have it as a chart, maybe in the future, we’ll share it. If you look at the last five years and you seek the percentage of volume per month, and you map it as a percentage of the total year, and also planning is done by years. You literally after January, February, you can predict based on the brands you have on your platform, the volume that they’re going to spend. So if you put aside upselling, because it’s insignificant at this point, and you just do volume, basically, based on how the year starts, you can see you can predict the trend for the rest of the year. Yeah, putting aside COVID, you know, pandemics and elections and Olympics. So if there’s not like a ginormous event that really transforms the industry. You can actually see this because the fixed CPM is a flat CPM everywhere you can predict your top line based on that. And then if you want to add something to that.

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Tanya Andreev-Kaspin, CFO, Innovid

Yeah, absolutely. I can indeed. The amount you asked about the contract. And yeah, well, some of the contracts may have some committed volume, annual volumes and minimum spend. That’s not our focus, really, the focus is on having client constantly increasing their spend without year after year, well, looking declines really, once we learn it, it’s a long term view, doesn’t matter what even they spend in their first year with us, what matters is that they will keep moving volumes from linear to CTV, and they will keep increasing their spend with us. And that’s what was demonstrated by the retention metrics, net revenue potential of consistently growing, and logo retention, of course, the overall stickiness of the platform comes across quite clearly through that. So hope that answers your questions.

Zvika Netter, Co-Founder and CEO, Innovid

And the DTC question, it kind of touched on the beginning. And that’s why we’re kind of almost religious on focusing on the large ones because they’re the big needle. We are, you know, we’re doing Interactive advertising longer than anybody in the world. We have the SDK, we have the infrastructure as geeks, we’re waiting for the day, you will order pizza from your TV, if you want to tomorrow, we have the technology to sell to you. Because the model is volume based. And we think that’s by far the best. If you look at the NRR perspective, when you have CTV volume growing at 70%, there’s no better financial model than saying you fixed the volume and just, you know, sit back and just make sure you don’t lose clients. So that’s, that’s an amazing machine that supports the same time we take the money, we build the cool stuff, you know, sent to my phone by a coupon, there’s a lot of exciting stuff, don’t get me wrong. But from a volume perspective, those DTC, you know, it’s but my rule is if you open your TV, linear table and cable and you see an ad once in a blue moon, that’s an AR model, not a big one so we have the tech, but it’s not a major focus. For us, it’s more on the innovation front DTC. And I absolutely agree with you there will be a future democratization of TV advertising and all that stuff. We feel if we can win yet another auto company, it’s equivalent to 100 DTC vendors in like the next year or two. That’s the name of the game. Thank you, guys.

Mark Roberts, Managing Director, The Blueshirt Group

Thank you. Next up is Laura Martin from Needham. Laura.

Laura Martin, CFA & CMT, Needham

Thank you. Thanks, Mark. Great presentation. You guys, really interesting. I wanted to start your focus on the top, that top 200 and your 40% penetration. Nielsen has dominated measurement there, although they have lost their MRC accreditation. Is it your view that longer term, there will be several different measurement companies, including yourself in that ecosystem? Or do you think you’ll have one dominant currency across CTV and linear? What’s your point of view on that? Sort of I’m interested in your point of view long term industry structure on measurement and how you fit into that. And then after you answer that, I’ll ask my second one. Thanks.

Zvika Netter, Co-Founder and CEO, Innovid

Absolutely. I know the best person in the world to answer that question after working for what was it? 12 or 14 years?

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Jessica Hogue, General Manager, Measurement and Industries, Innovid

Twelve Years. Hi, Laura, thanks for the great question. You know, I think what’s interesting is, you know, measurement is a really big category, obviously, a lot of different types of measurement that happens within that. And then, you know, not to sort of be conflated with what constitutes a currency, which can be, you know, whatever terms are agreed to, between the buyer and seller to transact upon. And so when we look out over the next 5, 10 years, you know, as more television is delivered through IP, you know, the role of an ad server to account for every single impression to every single device becomes that much more significant. And in a lot of ways that does open up, you know, a natural position for us to be both the count of the impression, as well as to add more metrics and KPIs to that such as reach and frequency, which is, you know, where we started today. You know, broadening out from that, you know, there’s obviously a lot of convergence happening between the types of television so if you look at what’s happening in linear, obviously, addressable is a big part of that disruption as well, not just connected television. And you know, again, what we were accounting for here is a way for an ad creative message to reach a tailored audience, the mechanism for getting that content there very much looks like the infrastructure that we’re talking about and connected television. So these kind of reinforce a position and an opening for us. But you know, it’s a broad market, we will look to also partner with a lot of companies that provide, you know, a certain kind of metric based on a market or set of needs.

Laura Martin, CFA & CMT, Needham

And then my second one is about the fixed fee, you have the 25 cents, fixed fee per 1000 impressions. And then you have like three bundled services, you have the delivery, the creative, and then the measurement. When you think about allocation, is that sort of a third, a third, a third? Is that your point of view? Or is delivery, like 80 cents on the dollar of that value? And then creative and measurement are secondary? How do you think about the synergy between those three pieces of your bundle? And which one has the most upside pricing power in your, in your point of mind?

Zvika Netter, Co-Founder and CEO, Innovid

Yep. Um, so I would say that, first, I would say that I think, you know, we, it, you know, the way we presented now could be a little bit confusing. So I’ll explain, you know, so there’s the, within what we call the core platform, right? There are three components in it that are all bundled in 25, there’s no way to break them, because they depend on each other. So when we say creative, imagine it’s like, I’m Toyota, I shot a TV ad, I’m uploading to the system. So first, the creative needs to be hosted on our platform, otherwise, we cannot serve it. So they all must exist. We host it, we then deliver it. And then we measure...when we say measurement again, as Jessica said, measurement could mean a lot of things. So even accounting, like just the MRC saying it happened, it didn’t happen, it’s a very important role because somebody needs to say if something happened or not, that’s our job. So hosting it, delivering it, and then counting it is the core, that’s what you get in 25 cents, and you cannot do without it like that, so if you’re on Innovid, and you’re doing this stuff, that’s our main function. And that’s responsible for more than 90%, you know, so then more than 90% of the volume in terms of the number that you multiply by those 25 cents, by the way, it’s 24/25, that most of the volume, it’s more than 90% of the volume, if it’s this basic functionality, that’s that see it as an operating system as a core platform. And again, as I said, not to discount it, because even if we don’t do anything else, and we just do this with this market share the business model can get to and I hope we get to hundreds and millions of dollars and 35% EBITDA on this core functionality that we keep investing in. What we presented and expanded more today on is look beyond this. There’s opportunity in a personalized creative, that we charge more, there’s opportunity and interactivity like the DTC. After that has an opportunity on measurement like the Nielsen. So there’s these three additional horizons that can provide an upside at least to double or triple the cost of per impression. We deliberately, you know, as we went through the PIPE process, we deliberately, we did not focus on these things. I mean, we presented them because we’re saying that from a district perspective to the forecast we provided, we kept the adoption rate similar to today. Not so it’s not going to be above 90 percent. So even in 2023, the model assumes that still more than 90% of the volume is going to be just delivery and measurement is not going to use these additional upside models. Because we don’t want to communicate on the street and what are the KPI at this point, and where are the things we are going to pop. Right. So what we’re saying is that we have that technology. We’ve been building it. Forrester selected Innovid personalization technology as the number one in the world Forrester Wave. So we keep innovating and investing in the expectation that one day it will pop we’re not releasing a forecast or prediction. And when will that happen? Because it’s not even in the financial model. So we think we’ll just take an unnecessary risk. We rather deliver and when the time comes, it departs.

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Laura Martin, CFA & CMT, Needham

Okay, great. Thank you so much for that. Very useful. Thanks.

Mark Roberts, Managing Director, The Blueshirt Group

Thank you. Thanks, Laura. I think the next question comes from Shyam Patel, Susquehanna.

Shyam Patil, Senior Research Analyst, Susquehanna

I say, Hey, guys, congrats on the CTV ticker. It’s great to see. I have a couple of questions. First one, could you elaborate on the upsell opportunities that you guys see in the future? You know, are we talking, you know, over the next, you know, 12 months are you guys thinking about over the next 24 or 36 months? How are you guys thinking about upsell opportunities and, and what additional modules make sense and what will the financial impact look like on your model? I know you don’t have you haven’t included anything in your forecasts that you provided, but what kind of impact could these have to your model, you know, over the next few years, and then on global expansion. Again, I know this is not in your model either. But it seems like there is an inflection occurring in Europe. For CTV, we’ve heard others talk about it. Just talk about that as an opportunity for you guys. And you know, how do you think that could impact your financial model as well over the next few years?

Zvika Netter, Co-Founder and CEO, Innovid

Yeah, I’ve tried. These are great questions that I’m happy about and we expected, you know, I know we were preparing for the Analyst Day, we were like, that’s gonna be a big area of focus. Because that, we believe, represents a white sky, bluesky, I don’t even know how you call it, several layers of upside, which, in theory, could not in theory, like once happen it, they should definitely have the potential to double or triple the value per impression, if you look at the pricing of these type of technologies. So there is a rate card by the way, we didn’t release it, but there’s a rate card that says, if you just do this, it’s 25 cents. If you do personalization, I can’t give you the market ranges, it’s 50 to 60/70 cents, by the way, the concept of personalization didn’t come from Innovid it’s existed for 20 years, we just do it in CTV and we do it at scale we do it we hope and believe better than others. So you have a double. If you layer let’s say additional measurement, you can get to another layer, so it’s probably somewhere between two to three X per impression, assuming additional modules are used, right? So that gives you in terms of the type of scale. I can give you another top down number that we looked at, we assume that our serviceable market our TAM right now just for the core delivery is about 1%. So if you see 25 cents and you say okay, CTV media is $25 ish, right? So it’s a virtual take rate of 1%. So if you look at $200 billion to 1%, and you can say that’s how much that but if, if, if the adoption will go up, we can we believe it can get up to 5%. If you say the amount of money and that may be answer your question, what could be future modules we’ll go and develop and we may acquire things is to say - how much money in TV, will switch to it, will switch to linear to CTV. How much money will go into infrastructure technology, asset management, delivery, all these additional, measurement, everything that’s not media, we believe it can go up to 5%. So if we’re at one now it can go, you know, five times more, whether with us or others, we’re not saying we will fill the gap, but there’s plenty what we can add, I think anything that is anything that is used by a brand, for there’s TV advertising, TV and CTV, everything that they use, that is not media is not touching media, even by by by accident, could be added to the platform. Now it’s either through a partnership or an acquisition or we will build it so anything you look at in the market and say, You know this piece, same business model, same client, no media, in theory could be added to the platform, whether we do it or not when you know, the time will tell. So does that answer the first question?

Shyam Patil, Senior Research Analyst, Susquehanna

Yes, it does.

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Zvika Netter, Co-Founder and CEO, Innovid

Global. It’s interesting. You’re absolutely right. CTV is adoption. I know one of the best things that happened to CTV AVOD, advertising is actually SVOD. It’s Netflix, right? And the biggest there now is Disney+. So during COVID Disney+ exploded all around the world to watch Wonder Woman and some other I think it was more Mulan 3 or something. So like all the kids are like I want to watch this stuff well I need, wait a second, I need the WiFi password to connect my TV, so it’s not the early adopters. Basically so many households made sure that the TV connected to the WiFi, the second you do that it’s in the Samsung TV, the Vizio TV, the whatever device you use, in their best interest to get you to use as much as possible so they start throwing at you - here’s Amazon Prime, here’s YouTube, use use use all this stuff, you know because that can Samsung make more money for media and Vizio can make more money and Roku. So the second you connect it, it starts to expand so this is why we believe they’re the US content forces, the SVOD, will actually push CTV all over the world. So I absolutely agree. It’s a question of you know, I think it was Brian who asked: Why leave Google? Why would it be wise to move to Innovid kind of, you know, it’s a question of waves... like at what point the amount of money that’s going to CTV in Europe by a major brand because we’re just focusing the top 200, so it’s less about for us it’s less about the supermarket chain that is huge in UK, but they’re not a big spender globally, but an Apple or Disney or P&G are massive spenders globally, right. So once it will be important enough for them in those markets. Well, what we hope is that we’ll say, okay, local agencies use this technology. Another and I know Mark is going to kill me because it’s a longer. There’s a big force here that’s going on that’s going on that we didn’t touch today. It’s a switch of power between agencies and brands, right? Brands are understanding the importance of data, efficiency, return on ad spend, all these things. They’re starting to make decisions around technology stack, not put hands on keyboard, but make those decisions, right? Agencies work locally, brands work globally, right. So historically, the agencies in the UK will make totally different decisions and agencies in the US and everybody knew Google and Google knew how to get to everybody. In order for a company, like Innovid, to be global, we don’t we cannot compete with 1000’s of salespeople. But when we work with HQ of a brand and HQ brands like okay, why we’re not using this in Europe? They go to the agency in Europe, it’s like, we don’t care who you are, we’re going to do this. And this is where we have several brands that we’re now working on a global scale already. So that’s, that’s how it goes. Now, it has to do with the shift of who’s making the decision, who does what and what to do. And that’s the process also. So I think that will also accelerate the on purpose in the model, we did not want to add all these things we just talked about, because we felt that in, you know, in order to support the current valuation and to go out the core businesses, quote unquote, enough, and it will, it will expose ourself to say, well, it’s going to be 20% personalization and China’s gonna go off the charts people’s like, what, how do you know that? And we don’t know. So I’d rather say, I don’t know. And you can extrapolate yourself, you have the numbers like you can, you know, you guys can figure out. And once it happens, we can say, look, it’s happening, and here’s the numbers, but we don’t want to be kind of over, you know, over promise under deliver we’d rather do the opposite.

Mark Roberts, Managing Director, The Blueshirt Group

Great. Shyam. Is that good?

Shyam Patil, Senior Research Analyst, Susquehanna

Yeah. Great. Thank you guys.

Mark Roberts, Managing Director, The Blueshirt Group

Guys. We’ve got about 15 minutes, I want to make sure we get to everybody. And we will get to everybody. The next question is from Rich at Light Shed, Rich.

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Rich Greenfield, General Partner, LightShed

Thanks. Thanks, Mark. A couple questions for the whole team. One, I want to follow up on the Nielsen question. You know, it seems to us and I think even there was news this morning from NBC, it really looks like all of the industry is sort of looking to phase Nielsen out and replace them. Be curious to the extent that there is sort of a fundamental currency shift to one or more players. And maybe you have a role in that. But assuming there is a currency and measurement shift away from Nielsen, is that fundamentally good for you, indifferent? How do you look at that, number one, and then number two, you know, I think as soon as you talk about CTV, it’s really hard not to think about Roku, which is sort of become sort of the thing, it’s almost become sort of like Kleenex for the TV OS operating system world, at least in this country. I know, that’s a very US centric view of the world versus globally. But there’s a lot of signs of Amazon and Google getting very serious about their TV, OS ambitions. They’re obviously both major advertising companies, you know, top three, one and three in the world. Curious just how you think about Amazon and Google coming more aggressively into TVOS? What does that mean for Innovid?

Zvika Netter, Co-Founder and CEO, Innovid

Jessica? Tal? Make sense?

Jessica Hogue, General Manager, Measurement and Industries, Innovid

Sure. Hi, Rich. So I’ll start with the Nielsen question. You know, what we see honestly, is there’s obviously a lot of change in the market changes coming from a few directions. So there’s pressure on the panel to measure everything. There’s also desire, we hear a lot from the marketing community to transact on something more than a demo. And then you’ve got all of this sort of division, you know, device proliferation, I’ll call. So we’ve already I think, covered the, you know, the transition of device and the delivery to the device that is, you know, that is good for us that, that sort of that natural shift. I think we’ve, you know, talked about that a lot. The other opportunity that we do see is, you know, more of a shift to buying on different types of audiences, different types of KPIs, a lot of what’s coming about there, you know, kind of goes back to this notion of the the changes in marketing, which, frankly, have been happening for a long time, but his desire to get closer to the consumer, whether that’s, you know, it’s a specific type of auto buyer and intender or what have you. And so, because of the shift there, it’s less about, you know, who the provider is, I think it’s the types of trends towards more of a digital economy and a lot of ways that’s the opportunity that I see for Innovid. And, you know, again, there’s a big sort of category here of, are we talking about, you know, cross platform reach and frequency. We’re talking about outcomes. And you know, certainly to the extent that we can in, you know, in both of those as well as as enabling partners, that makes sense. And you’ve seen that through the different modules on our platform. I’ll kick it over to Tal.

Tal Chalozin, Co-Founder and CTO, Innovid

Thank you. Thanks, Rich. So to your point about Roku becoming Kleenex, and Amazon and Google jumping in...First of all, 100% agree with that prediction. And you can even expand it beyond Google and Amazon and Roku because Samsung is a big player in this space Vizio, LG, and even and even Apple too is not an advertising base, but everything else. Everyone else who wants a piece of the ad dollars. So it’s definitely happening, the market will be extremely fragmented. And we think that this is extremely advantageous for Innovid because our business is to help marketers navigate through this fragmentation. So as the market becomes more fragmented in the end, there’s so many different levels. More devices also means more identifiers. So it’s harder to measure and also it’s hard to dedupe and hard to understand, to get transparency. So all of that is extremely favorable trends for us and we believe that are happening and believe that there is no consolidation on the horizon.

Rich Greenfield, General Partner, LightShed

Thank you both. Thanks very much.

Mark Roberts, Managing Director, The Blueshirt Group

Next question comes from Andrew Boone at JMP securities, Andrew.

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Andrew Boone, Managing Director, JMP Securities

Hey, guys, thanks for taking the question. Appreciate it. Thank you for being here today. So I understand the step function change that happened kind of coming out of COVID? I guess my question goes to how did the sales cycle change? Are you selling into a different individual? Now? Is it more of the CMO or are the conversations more strategic? And then just the cadence of those cycles? Right? Is it faster today than it was two years ago? How’s the sale process kind of look? And then question number two, is there’s lots of talk just industry wide on fraud and CTV. And understood you have multiple partners there on the measurement or on the verification side. Is there an opportunity there that you guys are assessing? Or how do we think about working with partners versus taking something in house like that? Thank you.

Zvika Netter, Co-Founder and CEO, Innovid

Yes, thanks for the question. So in terms of who we are selling to this, we’ll call it C, one level below CMO, right to me, some CMOs are more lean in, in terms of leaning towards technology data, the role of data. Who owns the data? Like these are key fundamentals that started three years ago, two years ago, and I started a big in it, topics that like trust, who do I trust, who I don’t trust, you know, if you think of kind of all these antitrust investigations, agencies, like if it started like ‘17 or ‘18, which not too long ago, but it’s a pretty dramatic, you know, the YouTube boycott, the Facebook list, you started seeing a trend where the brands are starting to make decisions rather than outsource everything to agencies. The operation is still with the agencies, agencies are extremely close partners with Innovid, they’re hands on keyboard, they’re using, a lot of them are paying the invoices and taking care of everything. But the strategy when you start to go to your points pretty does, is it becoming the strategic? Absolutely. If you think of all this conversation that we just had, it’s all strategic, you know, what Rich asked about Google versus Amazon versus Netflix versus Disney versus Comcast. There’s like big, big, big, big entities that are fighting with each other, or not fighting or competing with each other. So we believe that and since we are focusing on the large TV, advertisers, all these brands you saw, were built by television. Shampoo, and all these things were built through television, right? So that’s such a fundamental vehicle for them. So this notion of CTV measurement, so there’s a lot of questions that currency like I know, like, so they’ve been doing things in a certain way for so many years. And it worked. It’s sold cars, it’s sold medication, it’s sold vacations. In this new world, when you have all this data that you like what, how does it mean and what do I need to do? And so that is a strategic topic that absolutely it’s, I would say, one level below CMOs, the level we’re exposed to, and having conversations within we know some of the biggest CEOs, CMOs, but it’s not like they’re dealing with this day to day. So that’s, I would say that, in one way it accelerated in the beginning is ‘17 ‘18, ‘19 actually decelerated the sales because like, Wait a second, what do I need? Do I need a Google? Innovid? It’s now as you know, as you’re all here, right? It’s like, this is education of the industry about the importance of independence of an open platform. Look what’s going on with Nielsen right now. That didn’t happen two, three years ago. Suddenly, people are not happy. So I don’t think there’s a single solution to everybody’s problem, but at least it’s a good thing because there’s a common conversation. Is this good for me? Is this bad for me, this is good for the industry. It’s bad for the industry. And I know I’m not supposed to talk about this, I get it, it’s stuck in my head. It’s like social media is good. Is it bad like this, these big conversations happening to the level of governments of what’s right and wrong, and monopolies and big tech versus this, we are in the conversation and for us to go public now is also a signal saying we don’t want to sell the company to one of these guys. So we could walk away, you know, with a lot of money and sell everything. We think that the industry world needs an independent platform for the future of television. And, going public enables us to do that. So that’s kind of a broader answer on that in terms of fraud and verification. I kind of want to leave it to the analyst. I mean, obviously we know one of the reasons the desktop drop you saw the graphs, is because there was a lot of fraud. So you can see the usage, you can say, okay... Why should it decline? Because the amount of inventory that was legit, declined, so the volume declined there and mobile, you see where it stands. So whether a CTV is a real big deal, or a fraud and CTV, I think yet to be seen, we are partnering to your questions, should we enter the space we don’t plan to. We think that’s being taken care of by some solid companies, they’re all our partners and our friends. I believe the things like currency and personalization, and data and audience that stuff is very much more strategic and defined and you need, it’s like having an antivirus on your computer. You need it. It’s important. From our perspective, we don’t see the strategy to our stack. And again, and it’s being taken care of. So why buy companies into that space?

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Mark Roberts, Managing Director, The Blueshirt Group

Great. Thanks, Andrew.

Andrew Boone, Managing Director, JMP Securities

Thank you.

Mark Roberts, Managing Director, The Blueshirt Group

We’ve got two more questions. We’ve got four more minutes. I think we can do it. This is great. Thanks for all these great questions. We’re gonna go to Mark from Rosenblatt securities. Mark, you’re on?

Zvika Netter, Co-Founder and CEO, Innovid

The number one word through COVID was you’re on mute. I was like the most used phrase in the last year and a half. Mark, we hear you.

Mark Zugtowicz, Senior Research Analyst, Rosenblatt Securities

Okay, you can hear me. Great. Thanks. I’ll try to keep this brief because I realize we’re running up the clock here. But I appreciate the presentations very, very helpful and tangible. So thank you. Just as it relates to your 40% share, I just would appreciate a perspective on your recent historical trajectory there leading up to that 40% maybe in the last couple of years, and what your forecast assumes in terms of share over the next couple years. And related to that, is it fair to assume that your conservative pricing assumptions absorb what I had suspected, Bs and pricing competition from DoubleClick as you continue to take share from them? So that’s question number one. And number two, as it relates to international, I’m just curious what your revenue contribution in OPEX, in fact, is assumed in your ‘23 forecasts. And whether the pricing we look at outside felt markets like US and Europe, what pricing looks like, just on the delivery front, relative to your current pricing levels. Thanks.

Zvika Netter, Co-Founder and CEO, Innovid

Yeah, that’s a lot to answer. I’ll answer, then switch to you, Tanya. I’ll touch first on the pricing pressure. And as you mentioned, this is definitely your you know, I would say that five years ago, we had challenges from raising money because of the history of how Google got to dominate the world of ad serving, right? If you look at omni channel ad serving, like here’s one stop shop that fits everything, you know, DoubleClick used to own and still owns extremely high, close to 100, like close to everything. And the way to win is the reason we’re winning is this specialization, like we’re doing CTV and so there’s some memory from the people in the industry, the way to achieve that was price wars, right? And some companies could make it and went bankrupt, trying to compete. We never made a decision. We knew anybody who goes against these guys knows that if you’re going to go into a price where you’re going to die, right? So we made a decision no matter what, we’re not dropping our prices. Number one, because it’s not a fair game, right? And we stuck to it and we never dropped our prices and it’s working. So it’s about providing value rather than decreasing the cost. And because we have so much unique technology and independence, I think everybody understands the price war is the wrong thing for this industry. And we understand that we all benefit. I think everybody understands now That’s almost criminal, right? So not, we don’t, that’s why we don’t expect it to happen, actually, again, to look at the portion of our fee from the media, it’s actually gone down dramatically, because of CTV, the cost of media went up, our fees stay the same. So from a practical perspective, we cost less for our clients. So we don’t expect a we don’t tend to go with anybody to a price war. But the reason there is the price was because people use it for other things. So if you have a media business, you’ll give the ad server for like, you’ll give the answer for 50, we’ll give the Chromecast for free, you give the device for free, you get everything for free, or close to it, because you’re making money somewhere else. We don’t have any way to make money except this way. I think the world understands that now in our role, so I actually expected hope and believed that we’ll have more support for a business rather than trying to, you know, lower margins. In terms of 40%. I think it’s kind of connected to the answer. The question was before, there has been a transition between agencies and brands, in the last three years in terms of decision making. In that plateau, there was actually a slowdown of adoption, and now we’re seeing acceleration. So for a while, it was less about closing new logos as much as it was about the volume going up. What we’re seeing now is the addition of new logos, and I hope we’ll be able to communicate more around that soon, but absolutely the pipeline looks pretty good. In terms of new logos to join our platform. Specifically on the international point, anything other things you want to add, Tanya.

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Tanya Andreev-Kaspin, CFO, Innovid

Absolutely international yes, and it really are depends on the our maturity of CTV, specifically infrastructure outside of the US are when you’re thinking right now, where we are, we actually are working with global brands, majority of our clients, as you saw big global brands, that just looking to expand your eyes, their presence internationally, right now are we January in H1 of 2021, just 10% of our revenue came from a non us clients or rather, global clients and their spend in outside of the US in terms of the pricing are in the past are the pricing was our outside could be quite different of the US it actually could be higher, in many cases, the volumes much lower, of course, pricing higher. Right now what when we negotiate with the brand that is looking for the global contract, the pricing, the pricing starting to get closer and closer, and what brands are looking for, actually for convenience, right, they want one provider, one technical attack, plus a platform that can deliver the impression across are everywhere in the world. So we believe that eventually, there will be some effect of the pricing outside of the US. But overall, it won’t be the impact won’t be as dramatic, effective CPM. That’s what drives multiplied by the volumes. And that’s it.

Mark Zugtowicz, Senior Research Analyst, Rosenblatt Securities

Great, thank you very much. Appreciate it.

Mark Roberts, Managing Director, The Blueshirt Group

Thanks, Mark. So we’ve got one last question from Andrew Merrick, take us home. Andrew, Thanks for your patience.

Andrew Merrick

I’ll bring home the anchor leg here, I want to dig into the interactive module a little bit and the opportunity there with a preface that you guys have been pretty clear that there is an assumption for accelerating adoption. So it’s obviously still early days in this type of advertising, for sure. But what have you been hearing from brands in terms of the demand for this type of advertising? What are some of the hurdles that they’re citing towards? Maybe not adopting it? Is there anything that Innovid can, or even wants to do outside of continuing tech innovation to kind of move that adoption forward?

Zvika Netter, Co-Founder & CEO, Innovid

Um, it’s a great question. Funnily enough, it started with interactivity. Right? That was like we started there. We didn’t start with the ad server. I think we were naive. It’s like, why wouldn’t everybody buy it? You know, if you can click and make stuff. So we started to activity in mobile and desktop, mobile, and now CTV. And we’re by far the leaders in the world in that. So we have a pretty amazing infrastructure of SDK authoring tools, we have the entire thing. We ran interactive ads on the Super Bowl. So, it’s there, it’s working, it’s in deployment. The key here is that we feel that the game now is market share, right? If you look at everything that was discussed until now, you know, Google versus this doubletake versus that... Who else can so it’s almost like I said, like people arriving in Manhattan and buying land versus starting to build your skyscraper so I rather take the money I have and the people I have and run like crazy. And mark my territory. And that’s why we focus on it. And it’s literally a map. And we’re going after region after region. And that’s where the real need is the real need is simplicity. And so historically, we were telling ourselves where the cool kids from Israel that came with us, obviously interactive with bells and whistles. That’s a small, you know, again, I believe there’s a massive upside for this and don’t get me wrong. And I think it’s a differentiator. But if we learned one thing through these 14 years, besides you know, surviving, is that you want to time you know, you want to time the you cannot time the market, but you want to time the introduction, or at least where you’re spending your money. So we want to win a pitch push. So we’re pushing on market share, we’re pushing on global, and you know, measurement, as everybody said, Here, like, what about Nielsen? What about Nielsen? Not what people ask about? What about buying pizza from your TV? So, okay, Jessica, please join us two half years ago, let’s build a measurement business. So it’s always staying at you and focusing on land grab and building what the market needs at that point, to accelerate adoption rate and growth rates. So when the industry is ready for interactive ads everywhere, we’re there. By the way, there’s some you’ll see Amazon doing innovation around that you’ll see Hulu doing innovation around that on an app specific, you’re going to see it’s easier, right? Because you’re Hulu, you build it for yourself, we need to build stuff for everything. So maybe the education needs to come actually from those vendors, like Amazon, educating the market. And we can say, well, we actually can do this everywhere now. So you know, it’s like picking your battles and educating a market could be a very risky maneuver for a company now soon to be public. So that’s, again, by the way, some of you have the apps and the demos, design of sexy and cool stuff there. I don’t believe that it’s our role to educate an industry on that stuff. But we’ll, we’ll be there when it takes off.

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Andrew Merrick

Alright, thanks, Zvika. Team. Very, very helpful detail and color today. Really appreciate it.

Zvika Netter, Co-Founder and CEO, Innovid

Thank you so much.

Mark Roberts, Managing Director, The Blueshirt Group

Thanks, Andrew. And I’m super impressed that a with the questions and be with the answers and see what the timeframe that we were able to jam it all. Yeah. So I’ll let you close this out. But thank you very much for everybody’s participation. Zvika, over to you to close this out.

Zvika Netter, Co-Founder and CEO, Innovid

Oh, I didn’t know I didn’t prepare a speech. But notice that I’m not, I can talk forever. If nobody stops me, I’ll try to make it swift, just huge. Thank you, I think and I hope we’re going to build a close relationship. We’re massive investors in culture, and people and partners. And we see this community as partners. We’re very, very transparent. We don’t come from media, we don’t come from advertising. We love technology. We love the UI. We love the user experience. And we really want to change the way that the experience of watching television for the next generations will include interactivity will include personalization, hopefully less ad load, more accuracy, better ecosystem. So we’re extremely proud and passionate, to include it, you know, to lead that and going public is a huge vehicle to execute on some of those bold strategies that we’ve mentioned. So again, very honored and happy to be here. Feel free to reach out to us to have a conversation. We love to have coffee, we’ll have to have beer. Let’s chat.

Mark Roberts, Managing Director, The Blueshirt Group

Great. Thanks a lot. Thank you to everybody and enjoy the rest of the week.

Zvika Netter, Co-Founder and CEO, Innovid

Bye, everybody. Thank you so much.

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Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Innovid Inc. (“Innovid”) and Ion Acquisition Corp 2 Ltd. (“Ion”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Innovid and the markets in which it operates, and Innovid’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: Innovid’s ability to maintain and expand relationships with advertisers; the decrease and/or changes in CTV audience viewership behavior; the failure to make the right investment decisions or the failure to innovate and develop new solutions that are adopted by advertisers and/or partners; Innovid’s estimates of market opportunity, forecasts of market growth and projections of future financial performance; Innovid’s sales and marketing efforts requiring significant investments and long sales cycles; failure to manage growth effectively; the business combination not be satisfied on a timely basis or at all, and other risks and uncertainties indicated from time to time in the proxy statement/prospectus, including those under “Risk Factors” therein, and in Ion’s other filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innovid and Ion assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Innovid nor Ion gives any assurance that either Innovid or Ion will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Innovid and Ion. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ion has filed a registration statement on Form S-4 that includes a proxy statement of Ion and a prospectus of Ion. The proxy statement/prospectus will be sent to all Ion and Innovid stockholders. Ion also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Ion and Innovid are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ion through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Ion may be obtained, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Ion.

Participants in Solicitation

Ion and Innovid and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Ion’s stockholders in connection with the proposed transaction. Information about Ion’s directors and executive officers and their ownership of Ion’s securities is set forth in Ion’s filings with the SEC. To the extent that holdings of Ion’s securities have changed since the amounts printed in Ion’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/ prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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